82-1252



NESTLÉ S.A.

CORPORATE COMMUNICATIONS
DEPARTMENT

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

SUPPL

Vevey, 29 March 2006
FXP/dme

Ladies and Gentlemen,

Please find enclosed the following documents of Nestlé S.A. (the "Company"):

- Today's Press Release entitled *"Nestlé and Red Cross Red Crescent join forces on water"*.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *francois-xavier.perroud@nestle.com*) should you have any questions.

Yours sincerely,

F. X. P

François-Xavier Perroud
Vice President

Encl.



dlw 4/11




International Federation
of Red Cross and Red Crescent Societies



PRESS RELEASE

Nestlé and Red Cross Red Crescent join forces on water

Geneva, 29 March 2006 – Peter Brabeck-Letmathe, Chairman and CEO of Nestlé, and Markku Niskala, Secretary General of the International Federation of Red Cross and Red Crescent Societies, today signed a new partnership agreement extending their cooperation for a further three years, until 2008. Under this agreement, Nestlé will provide funding totalling CHF 1,500,000 over three years, mostly for projects related to the International Federation's Global Water and Sanitation Initiative (GWSI), which is also funded by the European Commission. In 2006, initial GWSI projects supported by Nestlé will include ensuring safe water supply to villages in sub-Saharan Africa as well as community training and hygiene promotion. Nestlé's support for the Federation's water initiative should be seen as an integral part of its commitment to the UN Millennium Development Goals, four of which have significant water components.

Nestlé's cooperation with the Federation was formally established in 2002, when a first partnership agreement was signed, under which Nestlé sponsored various Federation HIV/AIDS prevention programmes. For example, Nestlé helped Red Cross societies in Nigeria and Kenya provide life-preserving information to more than 1.2 million young people through youth peer education programmes, and extend home-based care to thousands of families affected by HIV/AIDS. Furthermore, educational material focusing on nutrition in HIV/AIDS circumstances was produced in local languages and extensively distributed.

Peter Brabeck-Letmathe, Chairman and CEO of Nestlé, said: "This new partnership between Nestlé and the Red Cross Red Crescent Societies is a further milestone in the long-standing relationship between the two organisations. I am pleased that the world's largest bottled water company is contributing knowledge and resources which will benefit the people of Africa through Red Cross Red Crescent programmes."

Markku Niskala, Secretary General of the International Federation of Red Cross and Red Crescent Societies, added: "Water is of critical importance for all aspects of sustainable development, particularly for the eradication of poverty and hunger. This partnership, underscores our commitment through our Global Agenda in contributing to the achievement of the Millennium Development Goals, especially the aim of halving the proportion of people without sustainable access to water by 2015."

Contacts:	*Nestlé:*	*Robin Tickle*	*tel.: +41-21-924 35 17*
	IFRC:	*Siân Bowen*	*tel.: +41-22-730 44 28*